FORM 6-K – EXHIBIT A

Press Release No. 04-11

METALLICA RESOURCES REPORTS RENEWAL OF CONSTRUCTION
AND OPERATING LICENSES FROM MUNICIPALITY

August 31, 2004, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce that its wholly-owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. (MSX), has received a renewal of the construction and operating licenses from the Municipality of Cerro San Pedro for its heap-leach gold and silver project located in the State of San Luis Potosi, Mexico.

In earlier announcements, the company indicated that it had encountered delays in obtaining renewal of the municipal construction and operating licenses as well as the initial explosives operating permit for the project. Following approximately three months of construction activity, in June 2004 the company suspended construction at the Cerro San Pedro project as a result of these delays. Continued discussions and information exchanges have been ongoing with SEDENA (Secretaria de Defensa National), the agency responsible for issuing the explosives operating permit. The receipt of the construction and operating licenses from the Municipality is expected to assist the company in its pursuit of the explosives operating permit.

The receipt of the construction and operating licenses is a very positive event for the Cerro San Pedro project as these licenses, as well as the explosives operating permit, are critical to recommencing construction activities on the project. However, no assurances can be made that appeals to the issuance of the construction or operating licenses will not be filed; nor can assurances be made as to the timing for the issuance of the explosives permit.

“The resolution of the Municipal licenses is a significant accomplishment in resolving the current issues at Cerro San Pedro,” according to Metallica Resources’ President & CEO Richard Hall. “We view the support of the Municipality as the first step required to restarting construction activities. We thank them for their support.”

MSX has recently learned that a group opposing the Cerro San Pedro project was issued a resolution by a Federal Court of Appeals granting a Constitutional Protection (Amparo) against the Environmental Impact Study (Manifestazion De Impacto Ambiental), or MIA, issued to MSX by the environmental authorities in 1999. The legal action brought by the group claims that the MIA violates Federal environmental laws and other legal provisions. Despite the ruling, MSX’s permit is currently still valid and will remain valid pending official notification of the ruling by Federal authorities and legal appeals. This ruling was made despite the fact that MSX, as an affected party, was not given the opportunity to present its case before the court and that two previous legal challenges to the MIA were decided in MSX’s favor. MSX believes that the court’s ruling did not consider a number of relevant facts in reaching its conclusion, and is actively and aggressively challenging this ruling. However, no assurance can be made that MSX will prevail in its legal challenges to this Amparo.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. At June 30, 2004 it had US$42.5 million in cash and cash equivalents with no debt. It currently has 82.5 million shares issued and outstanding. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.